EXHIBIT 10.32




MOVIE THEATRE
PARKING DECK
PARKING DECK
CHILDREN'S MUSEUM
(retail / commercial)
(retail / commercial)
PERFORMING ARTS CENTER
(retail)
(retail)
(mixed-used)
(mixed-used)
OUTDOOR STADIUM
BASEBALL STADIUM
5-STAR HOTEL
ENCLOSED ARENA / CONFERENCE CENTER
PARKING DECK













